UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CorpHousing Group Inc.

(Name of Issuer)

Common stock, par value $0.00001 per share

(Title of Class of Securities)

21985R 105

(CUSIP Number)

Brian Ferdinand

Chairman and Chief Executive Officer

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

(833)-723-7368

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2022

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Jimmie Chatmon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,613,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,613,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Based on 26,475,418 shares of the Issuer’s common stock outstanding following completion of the Issuer’s initial public offering (the “IPO”) on August 16, 2022. Represents 1,613,000 shares of common stock owned by JLC III LLC (“JLC”), an entity owned and controlled by Jimmie Chatmon, the Issuer’s Executive Vice President and a director.

1.	NAMES OF REPORTING PERSONS JLC III LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,613,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,613,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,613,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Based on 26,475,418 shares of the Issuer’s common stock outstanding following completion of the IPO. This amount represents the 1,613,000 shares of the Issuer’s common stock beneficially owned by JLC. Jimmie Chatmon is the managing member of JLC and, as such, may be deemed to beneficially own such shares. Mr. Chatmon has sole voting and dispositive power over such shares.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Jimmie Chatmon, an individual, and JLC III LLC (“JLC”), with respect to the common stock, par value $0.00001 per share (“Common Stock”), of CorpHousing Group Inc. (the “Issuer”). Mr. Chatmon is the Executive Vice President and a director of the Issuer. JLC is an entity wholly owned and controlled by Mr. Chatmon.

Item 1.	Security and Issuer

Security: Common Stock

Issuer:    CorpHousing Group Inc.

2125 Biscayne Blvd. Suite 253

Miami, Florida 33137

Item 2.	Identity and Background

(a)            The reporting persons are Jimmie Chatmon and JLC III LLC.

(b)           Mr. Chatmon’s business address is 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137. The principal address of JLC is 180 NE 29th Street, #828, Miami, Florida 33137.

(c)           As Executive Vice President and a director of the Issuer, Mr. Chatmon’s principal business is to engage in the short-term rental of individual, multi-family and hotel units to guests across major metropolitan cities in the United States. Mr. Chatmon has also served as Managing Member of JLC since its founding. JLC is an investment entity owned and controlled by Mr. Chatmon.

(d)           Neither of Mr. Chatmon or JLC has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            Neither Mr. Chatmon or JLC has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Chatmon is a citizen of the United States. JLC is a Florida limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

The source of the funds used by Mr. Chatmon and his entities and affiliates to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

Prior to the closing of the Issuer’s IPO on August 16, 2022, Mr. Chatmon was issued an aggregate of 1,613,000 shares of the Issuer’s Common Stock for nominal consideration and in consideration of his services to the Issuer. Mr. Chatmon used personal funds to purchase such shares of Common Stock.

Mr. Chatmon may later acquire additional securities of the Issuer. Mr. Chatmon intends to review his ownership of the Issuer on a continuing basis. Any actions Mr. Chatmon might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to Mr. Chatmon.

Other than as described above, and except in accordance with his role as the Executive Vice President and as a director of the Issuer, Mr. Chatmon does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     The aggregate number and percentage of Common Stock beneficially owned by Mr. Chatmon (on the basis of a total of 26,475,418 shares of Common Stock outstanding as of August 16, 2022) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	1,613,000	5.7%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	1,613,000	5.7%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	1,613,000	5.7%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

(c)           Mr. Chatmon is the beneficial owner of 1,613,000 shares, or approximately 5.7%, of the Issuer’s outstanding Common Stock. This amount represents the 1,613,000 shares, or approximately 5.7%, of the Issuer’s outstanding Common Stock beneficially owned by JLC. Mr. Chatmon is the managing member of JLC and, as such, Mr. Chatmon may be deemed to beneficially own such shares. Mr. Chatmon has sole voting and dispositive power over such shares.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the IPO, the Issuer and Mr. Chatmon entered into an indemnification agreement (the “Indemnification Agreement”) pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Chatmon in connection with any action he takes while a director, officer or as an agent on behalf of the Issuer. The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.1).

Lock Up Agreement

The Issuer and Mr. Chatmon have agreed, subject to limited exceptions, not to sell or transfer any Common Stock for 180 days after the effective date of the prospectus for the IPO without first obtaining the written consent of the representatives of the underwriters for the IPO (the “Lock Up Agreement”).

Item 7.	Material to be Filed as Exhibits

Exhibit 1.1	Form of Underwriting Agreement, including form of Lock Up Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1 (No. 333-262114).

Exhibit 10.1	Form of Director and Officer Indemnification Agreement by and between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 (No. 333-262114).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JIMMIE CHATMON (INDIVIDUALLY) JLC III LLC

Dated: August 25, 2022	By:	/s/Jimmie Chatmon
Jimmie Chatmon, Individually, and as Sole Manager of JLC III LLC